EXHIBIT 99.2

LETTER TO SHAREHOLDERS

SVB FINANCIAL SERVICES, INC.

70 East Main Street

Somerville, NJ 08876

(908) 541-9500

[Mail Date]

Dear fellow shareholders:

You are cordially invited to attend a special meeting of shareholders of SVB Financial Services, Inc. to be held at 2:00 p.m., local time, on Thursday, June 9, 2005, at Raritan Valley Country Club, Route 28, Somerville, New Jersey 08876. At the special meeting you will be asked to consider and vote upon a proposal to approve and adopt an agreement and plan of merger pursuant to which SVB Financial will be acquired by Fulton Financial Corporation.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of SVB Financial common stock (other than certain shares held by Fulton or SVB Financial) will be converted into the right to receive either .9519 shares of Fulton common stock, subject to adjustment under certain circumstances, or $21.00 in cash. Each shareholder may elect to receive all stock, all cash, or one of two possible combinations of stock and cash for their shares (80% stock/20% cash or 60% stock/40% cash) subject to proration in order to ensure that at least 20% and no more than 40% of the outstanding shares of SVB Financial are converted into cash. SVB Financial common shareholders generally will not recognize federal income tax gain or loss in connection with the merger, except for any cash received instead of fractional shares.

The merger cannot be completed unless the holders of a majority of the outstanding shares of SVB Financial common stock approve and adopt the merger agreement and the parties receive all required regulatory approvals, among other customary conditions.

Based on our reasons for the merger described in the accompanying proxy statement/prospectus, including the fairness opinion issued by our financial advisor, Danielson Associates, Inc., our Board of Directors believes that the merger agreement is fair to you and in your best interests. SVB Financial’s Board of Directors strongly supports this combination of SVB Financial and Fulton. Accordingly, our board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

The accompanying document provides you with detailed information about the special meeting, the merger, the merger agreement and related matters. We urge you to read this entire document carefully, including the attached merger agreement. You may also obtain additional information about Fulton and SVB Financial from documents filed with the Securities and Exchange Commission.

It is very important that your shares be voted at the special meeting, because the merger cannot be completed unless the holders of a majority of SVB Financial’s outstanding shares of common stock vote to approve and adopt the merger agreement. All shareholders are invited to attend the special meeting in person. However, to ensure that your shares are represented on this very important matter, please take the time now to vote by completing and mailing the enclosed proxy card.

Thank you for your cooperation and your continued support of SVB Financial.

Sincerely,

Robert Corcoran
President and Chief Executive Officer